      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 1997

                                                       REGISTRATION NO. 33-96240
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 3
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                           SUN HEALTHCARE GROUP, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                   85-0410612
 (State or other jurisdiction      (I.R.S. Employer
              of
incorporation or organization)  Identification Number)


                               101 SUN LANE, N.E.

                             ALBUQUERQUE, NM 87109
                                 (505) 821-3355
    (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)


                                ROBERT F. MURPHY


                     SENIOR VICE PRESIDENT, GENERAL COUNSEL

                           SUN HEALTHCARE GROUP, INC.

                               101 SUN LANE, N.E.

                             ALBUQUERQUE, NM 87109
                                 (505) 821-3355

          (Name and address, including zip code and telephone number, including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

                          William H. Hinman, Jr., Esq.
                              Shearman & Sterling
                             555 California Street
                            San Francisco, CA 94104
                                 (415) 616-1100
                           --------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
              AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE DATE.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

PROSPECTUS

                                7,146,398 SHARES


                             [SUN HEALTHCARE LOGO]

                          [SUN HEALTHCARE GROUP INC.]
                                  COMMON STOCK
                   OFFERED BY SUN AND BY SELLING STOCKHOLDERS
                               ------------------


    The 7,146,398 shares (the "Shares") offered by this Prospectus are comprised of (i) 899,170 shares of Common Stock, $.01 par value (the "Common Stock") offered by Sun Healthcare Group, Inc. ("Sun" or the "Company") which are issuable upon conversion of the 6 1/2% Convertible Subordinated Debentures Due 2003 (the "6 1/2% Convertible Debentures") of Sun and The Mediplex Group, Inc., a wholly-owned subsidiary of Sun ("Mediplex"); (ii) up to 962,912 shares of Sun Common Stock issuable upon conversion of the Company's 6% Convertible Subordinated Debentures Due 2004 (the "6% Convertible Debentures") which are being registered hereunder for resale by the holders thereof following conversion and issuance; and (iii) up to 5,284,316 shares of Common Stock offered for resale for the account of certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the resale of Shares by Selling Stockholders or from conversion of the 6 1/2% Convertible Debentures.


    The Selling Stockholders directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell the shares of Common Stock offered hereby from time to time on terms to be determined at the time of sale. To the extent required, the specific shares to be sold, the terms of the offering, including price, the names of any agent, dealer or underwriter, and any applicable commission, discount or other compensation with respect to a particular sale will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution" and "Selling Stockholders."


    The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "SHG." On May 8, 1997, the reported last sale price for the Common Stock on the NYSE was $15.00 per share.


    Sun has filed a shelf registration statement with the Securities and Exchange Commission (the "Commission") under which Sun may offer from time to time up to $300,000,000 of debt securities or preferred stock, each of which may be convertible into common stock. Such shelf registration statement has not yet been declared effective by the Commission, and as of the date of this Prospectus, Sun is not offering or preparing to offer any sales of securities thereunder.


    SEE "RISK FACTORS", BEGINNING ON PAGE 8 OF THIS PROSPECTUS, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------


    The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Common Stock may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended ("Securities Act"), and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has paid substantially all of the costs of this offering, estimated at $195,000.



                  THE DATE OF THIS PROSPECTUS IS MAY 9, 1997.

                             AVAILABLE INFORMATION


    Sun is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. In addition, such reports and proxy statements can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.


    Sun has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Sun Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete, and, with respect to each such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the copy of the document so filed. Each such statement is qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



    The following documents filed by the Company with the Commission (File No. 1-12040) are incorporated herein by reference:



    1. Sun Healthcare Group, Inc.'s Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed April 30, 1997;



    2. Sun Healthcare Group, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1996;



    3. Sun Healthcare Group, Inc.'s Current Reports on Form 8-K filed February 14, 1997, February 24, 1997, March 28, 1997 and April 14, 1997; and



    4. The description of Sun Healthcare Group, Inc.'s capital stock contained in Sun Healthcare Group, Inc.'s Registration Statement on Form 10 filed on June 1, 1993, and the description of Sun's Preferred Stock Purchase Rights contained in its Registration Statement on Form 8-A filed on June 6, 1995, as amended by Form 8-A/A-1 filed on August 17, 1995.



    All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of Amendment No. 3 to the Registration Statement and prior to the date of the termination of the offering of the Securities offered hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of each such document. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in a Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.



    The Company will furnish without charge to each person to whom this Prospectus is delivered, upon the request of such person, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to 101 Sun Lane, Albuquerque, New Mexico 87109, Attention: Investor Relations (Telephone: (505) 856-2341).

                                    SUMMARY


    THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, CONTAINED OR INCORPORATED HEREIN BY REFERENCE. PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH OR REFERRED TO UNDER THE HEADING "RISK FACTORS." OTHER THAN STATEMENTS OF HISTORICAL FACT, STATEMENTS CONTAINED IN THIS PROSPECTUS, INCLUDING STATEMENTS AS TO FUTURE FINANCIAL PERFORMANCE, CONSTITUTE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS PROSPECTUS, THE WORDS "BELIEVES," "ANTICIPATES," "INTENDS," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. SUN'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED OR REFERRED TO IN THE SECTION SET FORTH UNDER THE HEADING "RISK FACTORS." PROSPECTIVE PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS, WHICH SPEAKS ONLY AS OF THE DATE HEREOF. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO SUCH FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. UNLESS OTHERWISE INDICATED OR THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES TO "SUN" OR THE "COMPANY" INCLUDE SUN HEALTHCARE GROUP, INC. AND ITS SUBSIDIARIES.



                                  THE COMPANY



    Sun, through its direct and indirect subsidiaries, is a leading provider of long-term, subacute and related specialty healthcare services. At March 31, 1997, Sun operated 173 long-term and subacute care facilities with 20,707 licensed beds in 20 states in the United States and 131 long-term care facilities with 7,531 registered beds in the United Kingdom. In addition, Sun provides rehabilitation therapy, respiratory therapy, temporary therapy staffing services, and pharmaceutical products and services, to both affiliated and nonaffiliated facilities in the United States and outpatient therapy in Canada.



    Sun's long-term and subacute care facilities provide a broad range of healthcare services, including nursing care, subacute care, therapy and other specialized services such as care to patients with Alzheimer's disease. Sun's long-term and subacute care facility operations have experienced significant growth since Sun's inception in 1989. This growth has been primarily from acquisitions of long-term and subacute care facilities. Sun believes its long-term and subacute care operations provide it with a platform for expanding its therapy and pharmaceutical businesses to affiliated and nonaffiliated long-term and subacute care facilities. In addition, Sun believes that its expertise in operating long-term and subacute care facilities enables it to provide its therapy and pharmaceutical services more effectively and efficiently than providers without such operating expertise.



    Sun currently offers physical, occupational and speech therapy ("rehabilitation therapy"), through Sundance Rehabilitation Corporation ("Sundance") and respiratory therapy through SunCare (as defined), to patients in affiliated and nonaffiliated long-term and subacute care facilities. At March 31, 1997, Sun provided rehabilitation and respiratory therapy services to 952 facilities in 42 states, 789 of which were operated by nonaffiliated parties and 163 of which were affiliated facilities.



    Through CareerStaff Unlimited, Inc. ("CareerStaff"), Sun is a nationwide provider of temporary therapy staffing. CareerStaff provides therapists skilled in the areas of physical, occupational and speech therapy primarily to hospitals and nursing home contract service providers. At March 31, 1997, CareerStaff provided temporary therapy staffing services in 37 states.



    At March 31, 1997, Sun, through Sunscript Pharmacy Corporation ("Sunscript"), operated 25 pharmacies that provided pharmaceutical products and services to a total of 482 long-term and subacute care facilities in 23 states, 364 of which were operated by nonaffiliated parties and 118 of which were affiliated facilities. In addition, Sun operated 11 pharmacies in the United Kingdom at March 31, 1997.

    The Company's principal executive offices are located at 101 Sun Lane, N.E., Albuquerque, New Mexico 87109, and its telephone number at such address is (505) 821-3355.


                                  THE OFFERING


The Offering......................  (i) up to 5,284,316 of the Shares offered hereby are being offered for resale by certain persons who received
                                    their Shares of Common Stock in consideration for the
                                    sale to Sun of businesses previously owned by such
                                    Selling Stockholders and by a person that performed
                                    advisory services in connection with one such sale, or
                                    by their assignees;
                                    (ii) 899,170 of the Shares offered hereby are offered by
                                    the Company for issuance upon conversion of $22.4
                                    million outstanding principal amount of 6 1/2%
                                    Convertible Debentures; and
                                    (iii) up to 962,912 of the Shares offered hereby are
                                    being offered for resale by certain persons owning 6%
                                    Convertible Debentures that convert such Debentures and
                                    resell the Common Stock issued upon conversion.
Common Stock Outstanding at March
 31, 1997.........................  51,160,333 Shares (1)
Use of Proceeds...................  Sun will not receive any proceeds from the issuance or resale of the Shares of Common Stock offered hereby.
New York Stock Exchange Symbol....  SHG


------------------------

(1) Does not include, as of March 31, 1997, (i) 3,814,102 shares of Common Stock that are issuable upon conversion of $83.3 million aggregate principal amount of outstanding 6% Convertible Debentures, (ii) up to 3,648,062 shares of Common Stock issuable upon exercise of Sun stock options, (iii) 899,170 shares of Common Stock issuable upon conversion of approximately $22.4 million aggregate principal amount of outstanding 6 1/2% Convertible Debentures of Sun and Mediplex, (iv) 2,030,116 shares of Common Stock held by the Company as treasury stock, (v) 776,000 shares of restricted stock held by certain executives of the Company which shares are subject to a substantial risk of forfeiture and (vi) 540,000 shares of stock issuable upon exercise of warrants held by certain Selling Stockholders.


    120,000 of the Shares being offered hereby were issued on July 13, 1993 to Mr. John E. Bingaman in connection with the acquisition by Sun of Honorcare Corporation ("Honorcare"), which operated at the date of acquisition 14 long-term care facilities with 1,384 licensed beds in Texas, Oklahoma, New Mexico and Louisiana. Mr. Bingaman was the Chairman of the Board and an affiliate (as defined in Rule 144 of the Securities Act) of Honorcare prior to the Honorcare acquisition. Mr. Bingaman is presently a Director and an affiliate of the Company. Sun agreed to register Mr. Bingaman's shares for resale following the Honorcare acquisition, and Mr. Bingaman is a Selling Stockholder hereunder.


    76,600 of the Shares being offered hereby were issued on March 1, 1995 in connection with the acquisition by Sun of DanRae, a pharmacy. The former stockholders of DanRae are Selling Stockholders hereunder.


    1,553,579 of the Shares being offered hereby were issued on May 5, 1995 as consideration for the acquisition by Sun of Golden Care, a provider of respiratory therapy services, equipment and supplies. Golden Care was owned by three stockholders, each of whom is a Selling Stockholder hereunder (the "Golden Care Selling Stockholders"). Two of the Golden Care Selling Stockholders sold an aggregate of 382,977 Shares to PaineWebber International (U.K.) Ltd. ("PaineWebber") and 594,402 Shares to Morgan Stanley & Co. ("Morgan Stanley") in transactions exempt from the registration requirements of the Securities Act. In connection with such transactions, such Golden Care Selling Stockholders assigned to PaineWebber and Morgan Stanley their respective rights to require Sun to register the resale of such Shares. Such Shares are being offered hereby and PaineWebber and Morgan Stanley are Golden Care Selling Stockholders hereunder.


    2,385,337 of the Shares being offered hereby were issued on June 21, 1995 to certain former stockholders of CareerStaff (the "CareerStaff Selling Stockholders") in connection with the CareerStaff Merger. The CareerStaff Selling Stockholders consist of former stockholders of CareerStaff who either entered into a Stockholders Agreement, dated as of March 29, 1995, with Sun pursuant to which such CareerStaff Selling Stockholders agreed to vote their shares of CareerStaff common stock in favor of the CareerStaff Merger, or were affiliates (as defined in Rule 144 of the Securities Act) of CareerStaff prior to the CareerStaff Merger.


    608,800 of the Shares being offered hereby were issued on August 16, 1995 in connection with the merger of Sun and NHCP, a pharmacy. NHCP was owned by two stockholders, each of whom is a Selling Stockholder hereunder (the "NHCP Selling Stockholders").


    500,000 of the Shares being offered hereby are issuable upon exercise of warrants (the "Columbia Warrants") to purchase shares of Common Stock at an exercise price of $15.375 per share. The Columbia Warrants were issued on November 30, 1995 in connection with the Columbia Acquisition. At the date of acquisition Columbia operated 19 rehabilitation therapy centers in Ontario, Alberta and British Columbia, Canada. Columbia Warrants were issued to eight former shareholders of Columbia as partial payment for the sale by them of the shares of Columbia to Sun, and to Furman Selz LLC as partial payment of its advisory fees in connection with the Columbia Acquisition. Each holder of Columbia Warrants is a Selling Stockholder hereunder (the "Columbia Selling Stockholders").



    40,000 of the Shares being offered hereby are issuable upon exercise of a warrant (the "Watson Warrant") to purchase shares of Common Stock at an exercise price of $17.00 per share. The Watson Warrant was issued on February 18, 1997 in connection with Sun's acquisition of Watson Drug Company, Inc. ("Watson"), a pharmacy. Watson was owned by one stockholder, who is a Selling Stockholder hereunder (the "Watson Selling Stockholder").



    The consideration for the acquisitions of Honorcare, DanRae, Golden Care and NHCP by Sun were shares of Sun Common Stock issued pursuant to exemptions from registration under the Securities Act and the Company agreed, in connection with such issuances, to register the resale of such shares of Sun Common Stock. The Columbia Warrants and the Watson Warrants were issued pursuant to an exemption from registration under the Securities Act and the Company agreed, in connection with such issuance, to register the resale of the shares of Sun Common Stock issuable upon exercise thereof. See "Selling Stockholders."



    The 6% Convertible Debentures were originally issued pursuant to a Fiscal Agency Agreement dated as of March 1, 1994 between Sun and NationsBank of Texas, N.A., as Fiscal Agent (the "Fiscal Agency Agreement"), and are convertible into Sun Common Stock. The 6% Convertible Debentures were issued pursuant to exemptions from registration under the Securities Act and the Company agreed, in connection with such issuance, to register the resale of the shares of Sun Common Stock issuable on conversion of certain of the 6% Convertible Debentures, to the extent necessary to provide for their free transferability, subject to certain limitations. See "Selling Stockholders."



    The 6 1/2% Convertible Debentures were originally issued pursuant to an Indenture dated as of August 6, 1992 between Mediplex and Fleet Bank of Massachusetts, N.A., as Trustee (the "Indenture"), and were originally convertible into the common stock of Mediplex. Under the terms of the Indenture, in the Mediplex Merger the right of such holders to receive shares of Mediplex common stock upon conversion became a right to receive, upon conversion, the consideration received in the Mediplex Merger by former stockholders of Mediplex in respect of each share of Mediplex common stock into which the 6 1/2 Convertible Debentures were convertible. Such consideration consisted of 1.28 shares of Sun Common Stock plus $11.00 in cash for each share of Mediplex common stock into which the 6 1/2% Convertible Debentures were convertible. The Company filed a registration statement on Form S-4 under the Securities Act with respect to the shares of Sun Common Stock issuable in exchange for the Mediplex common stock in connection with the Mediplex Merger. Such registration statement also registered up to 3,460,815 shares of Sun Common Stock that would be issuable to the holders of the 6 1/2% Convertible Debentures upon conversion. However, such Form S-4 has not been kept current and is no longer available for the Company to offer the 6 1/2% Convertible Debenture Shares. The 6 1/2% Convertible Debenture Shares are being offered hereby by the Company. Effective October 1, 1994, Sun, Mediplex and the Trustee entered into an Amended and Restated Indenture pursuant to which Sun became a co-obligor with joint and several liability with Mediplex for all obligations under the Indenture. If all of the remaining outstanding 6 1/2% Convertible Debentures were converted, Sun would be obligated to deliver 899,170 shares of Sun Common Stock and to pay an aggregate of approximately $7.7 million in cash to converting holders.


                                  RISK FACTORS

    See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the Common Stock offered hereby.

                            ------------------------


    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROSPECTUS, THE WORDS "BELIEVES," "ANTICIPATES," "INTENDS," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS." READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                                  RISK FACTORS


    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED HEREIN BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROSPECTUS, THE WORDS "BELIEVES," "ANTICIPATES," "INTENDS," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW.


POTENTIAL REDUCTION OF REIMBURSEMENT RATES FROM THIRD PARTY PAYORS AND IMPACT ON FUTURE OPERATING RESULTS

    Sun derives a substantial percentage of its total revenues from Medicare, Medicaid and private insurance. Sun's financial condition and results of operations may be affected by the revenue reimbursement process, which in Sun's industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled. Net revenues realizable under third-party payor agreements are subject to change due to examination and retroactive adjustment by payors during the settlement process. Payors may disallow in whole or in part requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable or because additional supporting documentation is necessary. Sun recognizes revenues from third-party payors and accrues estimated settlement amounts in the period in which the related services are provided. Sun estimates these settlement balances by making determinations based on its prior settlement experience and its understanding of the applicable reimbursement rules and regulations. The majority of third-party payor balances are settled two to three years following the provision of services. Sun has experienced differences between the net amounts accrued and subsequent settlements, which differences are recorded in operations at the time of settlement. Sun's results of operations would be materially and adversely effected if the amounts actually received from third-party payors in any reporting period differs materially from the amounts accrued in prior periods. For example, Sun's results of operations for the fourth quarter of 1996 were materially and adversely affected by certain negative revenue adjustments totalling approximately $23,047,000 resulting from changes in accounting estimates of amounts realizable from third-party payors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Sun's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference herein. Sun's financial condition and results of operations may also be affected by the timing of reimbursement payments and rate adjustments from third-party payors. Sun has from time to time experienced delays in receiving reimbursement from intermediaries.


    In addition, accounts receivable for rehabilitation services to nonaffiliates have increased significantly since December 31, 1995 and continue to increase disproportionately to the growth in revenue of that line of business. Collections of therapy services receivables from nonaffiliated facilities have slowed because payment is primarily dependent upon such facilities' receipt of payment from fiscal intermediaries which, in some instances, have been delayed because fiscal intermediaries are conducting reviews of such facilities' therapy claims. As a result, the Company has increased its provision for losses on accounts receivable and incurred additional borrowing costs.


    Sun's growth strategy relies heavily on the acquisition of long-term and subacute care facilities. Regardless of the legal form of the acquisition, the Medicare and Medicaid programs often require that Sun assume certain obligations relating to the reimbursement paid to the former operators of the facilities. For example, Sun may be responsible for any final cost report settlements or findings in the examination process which result in the recoupment from Sun of reimbursements previously paid to the former owner if the former owner is unable to meet its repayment obligations.

    Sun recently learned that a fiscal intermediary and a Medicaid agency in one of the states in which Sun operates may be examining cost reports filed by a predecessor operator of several facilities acquired in the Mediplex acquisition. If, as a result of any such examination, it is concluded that overpayments to the predecessor operator were made, Sun, as the current operator of such facilities, may be held financially responsible for any such overpayments. However, at this time Sun is unable to predict the outcome of any such examination.

    Various cost containment measures adopted by governmental and private pay sources have begun to restrict the scope and amount of reimbursable healthcare expenses and limit increases in reimbursement rates for medical services. Any reductions in reimbursement levels under Medicaid, Medicare or private payor programs and any changes in applicable government regulations or interpretations of existing regulations could significantly affect Sun's profitability. Furthermore, governmental programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially affect the rate of payment to Sun's facilities and its therapy and pharmaceutical businesses. There can be no assurance that payments under governmental or private payor programs will remain at levels comparable to present levels or will be adequate to cover the costs of providing services to patients eligible for assistance under such programs. Significant decreases in utilization and limits on reimbursement could have a material adverse effect on Sun's financial condition and results of operations, including the possible impairment of certain assets. See Sun's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference herein, for a summary of sources of revenues for Sun for the three most recent fiscal years.


    In 1993, the Health Care Financing Administration ("HCFA") issued a directive to fiscal intermediaries that administer the Medicare program to review costs incurred by providers of occupational therapy and speech therapy provided by contract suppliers such as Sun's rehabilitation therapy subsidiary. Although HCFA has published salary equivalency guidelines for contract physical therapy and respiratory therapy, guidelines for occupational therapy and speech therapy have not yet been published in final form. Reimbursement for such services is currently evaluated under Medicare's reasonable cost principles. On March 28, 1997, HCFA proposed salary equivalency guidelines for speech and occupational therapy. In addition, HCFA proposed revised salary equivalency guidelines for physical and respiratory therapies. Implementation of the proposed guidelines by HCFA could directly or indirectly limit the reimbursement Sun and its customers receive for certain therapy services on a prospective basis. If the proposals are adopted as proposed, any resulting limitations on reimbursements could have a material adverse effect on Sun's financial condition and results of operations. Additionally, if the proposed guidelines are adopted, it could have an adverse effect on the cash flows of the facilities to whom Sun provides services; thereby potentially adversely affecting the collectibility of amounts owed to Sun. However, there can be no assurance that the proposals will be adopted as proposed, whether any other proposals will be adopted or whether any such proposal will be more or less favorable to Sun, than HCFA's current reimbursement policy.


    In 1995, and periodically since then, HCFA has provided information to intermediaries for their use in determining reasonable costs for occupational and speech therapy. The information set forth in such directives, although not intended to impose limits on reasonable costs for speech therapy and occupational therapy, suggests that fiscal intermediaries should carefully review costs which appear to be in excess of what a "prudent buyer" would pay for those services. While the effect of these directives is still uncertain, they are a factor considered by such intermediaries in evaluating the reasonableness of amounts paid by providers for the services of Sun's rehabilitation therapy subsidiary. These directives will become obsolete because Medicare will not pay any amount in excess of that permitted under the salary equivalency guidelines for cost reporting periods beginning after salary equivalency guidelines for all therapies are finalized. In addition, some intermediaries also require facilities to justify the cost of contract therapists versus employed therapists as an aspect of the "prudent buyer" analysis. Accordingly, the "prudent buyer" analyses could result in lower reimbursement rates and a corresponding decrease in net revenues of Sun. With respect to rehabilitation therapy services provided to affiliated facilities, a retroactive adjustment of Medicare reimbursement could be made for some prior periods. An adjustment of reimbursement rates with respect to therapy services provided to nonaffiliated facilities could result in indemnity claims against Sun, based on the terms of substantially all of Sun's existing contracts with such facilities, for payments previously made by such facilities to Sun that are reduced by Medicare in the audit process. Sun derives a significant percentage of its net earnings from the provision of therapy services; a change in reimbursement rates resulting from implementation of this directive or a reduction in reimbursement as a result of a change in application of reasonable cost guidelines could have a material adverse affect on Sun's financial condition and results of operations, depending on the rates adopted, Sun's costs for providing these services and customers' ability to pay for prior and continuing services.


    Additional measures are likely to be adopted in the future as Federal and state governments attempt to control escalating healthcare costs. Any reductions in reimbursement levels under Medicaid, Medicare or private payor programs and any changes in applicable government regulations or interpretations of programs are subject to statutory and regulatory changes, retroactive rate adjustments to incurred costs, administrative rulings and government funding restrictions, all of which may materially affect the rate of payment to facilities and Sun's therapy and pharmaceutical businesses. There can be no assurance that payments under government or private payor programs will remain at levels comparable to present levels or will be adequate to cover the costs of providing services to patients eligible for assistance under such programs. Significant decreases in utilization of therapy services and limits on reimbursement for therapy services could have a material adverse effect on Sun's financial condition and results of operations.

    Current Medicare regulations that apply to transactions between related parties, such as Sun's subsidiaries, are relevant to the amount of Medicare reimbursement that Sun is entitled to receive for the rehabilitation and respiratory therapy and pharmaceutical services that it provides to Sun-operated facilities. These related party regulations require that, among other things,
(i) Sun's rehabilitation and respiratory therapy services and pharmaceutical services subsidiaries must each be a bona fide separate organization; (ii) a substantial part of the rehabilitation and respiratory therapy services or pharmaceutical services, as the case may be, of the relevant subsidiary must be transacted with nonaffiliated entities, and there is an open, competitive market for the relevant services; (iii) rehabilitation and respiratory therapy services and pharmaceutical services, as the case may be, are services that commonly are obtained by long-term and subacute care facilities from other organizations and are not a basic element of patient care ordinarily furnished directly to patients by such long-term and subacute care facilities; and (iv) the prices charged to Sun's long-term and subacute care facilities by its rehabilitation and respiratory therapy subsidiaries and pharmaceutical subsidiary are in line with the charges for such services in the open market and no more than the prices charged by its rehabilitation and respiratory therapy services and pharmaceutical subsidiaries under comparable circumstances to nonaffiliated long-term and subacute care facilities. The related party regulations do not indicate a specific level of services that must be provided to nonaffiliated entities in order to satisfy the "substantial part" requirement of such regulations. In instances where this issue has been litigated by others, the final determination of the appropriate threshold to satisfy the "substantial portion" requirement has varied.

    Sun's net revenues from rehabilitation therapy services provided to nonaffiliated facilities represented 66%, 64% and 67% of total rehabilitation services net revenues for the years ended December 31, 1996, 1995 and 1994, respectively. Respiratory therapy services provided to nonaffiliated facilities represented 55% and 64% of total respiratory therapy services net revenues for the year ended December 31, 1996 and the period from the date of acquisition of Golden Care, Inc. (presently known as SunCare Respiratory Services, Inc. ("SunCare")) on May 5, 1995 to December 31, 1995, respectively. Sun's respiratory therapy operations did not provide services to affiliated facilities prior to the acquisition of SunCare on May 5, 1995. Net revenues from pharmaceutical services billed to nonaffiliated facilities represented 78%, 78% and 81% of total pharmaceutical services revenues for the years ended December 31, 1996, 1995 and 1994. Sun believes that it satisfies the requirements of these regulations regarding nonaffiliated business. Consequently, it has claimed and received reimbursement under Medicare for rehabilitation and respiratory therapy and pharmaceutical services provided to patients in its own facilities at a higher rate than if it did not satisfy these requirements. If Sun were deemed to not have satisfied these regulations, the reimbursement that Sun receives for rehabilitation and respiratory therapy and pharmaceutical services provided to its own facilities would be significantly reduced, as a result of which Sun's financial condition and results of operations would be materially and adversely affected. If, upon audit by Federal or state reimbursement agencies, such agencies find that these regulations have not been satisfied, and if, after appeal, such findings are sustained, Sun could be required to refund some or all of the difference between its cost of providing these services and the higher amount actually received. While Sun believes that it has satisfied and will continue to satisfy these regulations, there can be no assurance that its position would prevail if contested by relevant reimbursement agencies. The foregoing statements with respect to Sun's ability to satisfy these regulations are forward looking and could be affected by a number of factors, including the interpretation of Medicare regulations by Federal or state reimbursement agencies and Sun's ability to provide services to nonaffiliated facilities.


ADVERSE EFFECT OF CHANGE IN REVENUE SOURCES

    Changes in the mix of patients among the Medicaid, Medicare and private pay categories, and among different types of private pay sources, can significantly affect the revenues and the profitability of Sun's operations. There can be no assurance that Sun will continue to attract and retain private pay patients or maintain its current payor or revenue mix.


    In addition, there can be no assurance that the facilities operated by Sun, or the provision of services and products by Sun, now or in the future, will initially meet or continue to meet the requirements for participation in the Medicare and Medicaid programs, or that Sun will continue to qualify for the levels of reimbursement it has in the past with respect to reimbursement for rehabilitation therapy and institutional pharmaceutical services provided by Sun-operated facilities. A loss of Medicare or Medicaid certification or a change in Sun's reimbursement could have an adverse effect on its financial condition and results of operations. See "Potential Reduction of Reimbursement Rates From Third Party Payors and Impact on Future Operating Results," "-- Risk of Adverse Effect of Future Health Care Reform," "-- Government Investigations; Uncertain Impact on Future Operating Results."



GOVERNMENT INVESTIGATIONS; UNCERTAIN IMPACT ON FUTURE OPERATING RESULTS


    In January 1995, Sun learned that it was the subject of a pending Federal investigation. The investigating agencies are the United States Department of Health and Human Services' Office of Inspector General ("OIG") and the United States Department of Justice. The government is still in the process of collecting information. Sun has cooperated and continues to cooperate with the investigation.

    At this time, Sun understands that the investigation includes a review of whether Sun's rehabilitation therapy subsidiary properly provided and/or billed for concurrent therapy services and whether it provided unnecessary or unordered services to residents of skilled nursing facilities. Sun understands that the investigation also includes a review of whether its long-term care subsidiary properly disclosed its relationship with Sun's rehabilitation therapy subsidiary and properly sought reimbursement for services provided by that subsidiary.

    Sun is unable to determine at this time when the investigation will be concluded or what its precise scope might be. If there have been improper practices or the investigation is broader in scope than Sun currently understands it to be, depending on the nature and extent of such impropriety, the investigation could result in the imposition of civil, administrative, or criminal fines, penalties, or restitutionary relief, and may have a negative impact on Sun. From time to time the negative publicity surrounding the investigation has slowed Sun's success in obtaining additional outside contracts in the rehabilitation therapy business, which has resulted in higher than required therapist staffing levels, and has affected the private pay enrollment in certain inpatient facilities. Based on its current understanding of the investigation, however, Sun does not believe that the outcome of the investigation will have a material adverse effect on Sun's financial condition or results of operations. See "Risks Associated with the Development and Expansion of Ancillary Services; Diversification" and "Outstanding Litigation." The foregoing statements with respect to the outcome of the investigation are forward looking and could be affected by a number of factors, including the actual scope of the investigation, the government's factual findings and the interpretation of Federal statutes and regulations by the government and Federal courts.

    In 1996, the Connecticut Attorney General's office and the Connecticut Department of Social Services ("DSS") began investigating whether Medicaid cost reports for 1993 and 1994 submitted to the DSS by Sun's long-term care subsidiary contained false and misleading fiscal information. Based on its current understanding of the investigation, Sun believes the investigation will not have a material adverse effect on Sun's financial condition or results of operations. The foregoing statement with regard to the outcome of this investigation is forward looking and could be affected by a number of factors, including the factual findings and interpretation of applicable laws and regulations by the Attorney General and the DSS.


DIFFICULTY OF INTEGRATING RECENTLY ACQUIRED OPERATIONS



    Sun's growth strategy relies heavily on the acquisition of long-term and subacute care facilities. Acquisitions present problems of integrating the acquired operations with existing operations, including the loss of key personnel and institutional memory of the acquired business, difficulty in integrating corporate, accounting, financial reporting and management information systems and strain on existing levels of personnel to operate such acquired businesses. In addition, certain assumptions regarding the financial condition of an acquired business may later prove to be incorrect. For example, a significant percentage of the receivables of the acquired company may ultimately prove to be uncollectible, which may result in significant write-offs. Sun's net earnings for the years ended December 31, 1995 and 1994 were adversely impacted by problems associated with integrating the operations of The Mediplex Group, Inc. ("Mediplex"), which was acquired by Sun in June 1994, including the write-off during 1995 and 1994 of certain Mediplex receivables from periods prior to the acquisition and an impairment loss during 1995 related to the goodwill associated with six of the forty facilities acquired in the Mediplex acquisition. In addition, net earnings for the year ended December 31, 1996 were adversely affected by certain negative revenue adjustments and write-offs of certain accounts receivables associated with Mediplex. These adjustments were primarily the result of changes in accounting estimates based on events occurring in 1996. Mediplex is the most significant acquisition undertaken by Sun to date, and the acquisition of Mediplex allowed Sun to expand its long-term and subacute care businesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Sun's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference herein. Sun's ability to manage its growth effectively will require it to continue to improve its corporate accounting, financial reporting and management information systems, and to attract, train, motivate and manage its employees effectively. See "-- Management of Growth." There can be no assurance that Sun will be able to successfully integrate acquired operations or to successfully manage any growth; failure to do so effectively and on a timely basis could have a material adverse effect upon Sun's financial condition and results of operations.


    If Sun is unable to effectively integrate the operations of an acquired entity with Sun's existing operations, Sun may elect to divest some or all of the acquired operations. In the second quarter of 1996, Sun sold its ambulatory surgery subsidiary. Sun's decision to sell its ambulatory surgery subsidiary was influenced in part by the market place's resistance to the integration of subacute care with ambulatory surgery. In addition, in May 1997 Sun announced that it had elected to implement a plan for the sale and divestiture of its outpatient rehabilitation therapy clinics in the United States, which were acquired as part of Sun's acquisition of Mediplex in 1994, and in Canada, which were acquired through the acquisition of Columbia Health Care, Inc. in 1995. Sun's decision to sell its outpatient clinics was based on Sun's conclusion that the operations of the clinics are not sufficiently synergistic with Sun's long-term and subacute care facilities or with its ancillary services business. The sale of the outpatient rehabilitation therapy clinics is expected to be completed by the end of 1997.


    The Company has entered into an Agreement and Plan of Merger and Reorganization, dated as of February 17, 1997 (the "RCA Merger Agreement"), among Sun, Retirement Care Associates, Inc., a

Colorado corporation ("RCA"), and Peach Acquisition Corporation, a Colorado corporation and a direct wholly-owned subsidiary of Sun and an Agreement and Plan of Merger and Reorganization, dated as of February 17, 1997 (the "Contour Merger Agreement"), among Sun, Contour Medical, Inc., a Nevada corporation ("Contour"), and Nectarine Acquisition Corporation, a Nevada corporation and a direct wholly-owned subsidiary of Sun (either or both such mergers pursuant to these agreements being referred to herein as the "Mergers"). The integration of operations following the Mergers will require the dedication of management resources which will detract attention from Sun's day-to-day business. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. Following the Mergers, Sun is expected to seek to reduce expenses by eliminating duplicative or unnecessary personnel, corporate functions and other expenses. There can be no assurance that Sun will be able to reduce expenses in this fashion, that there will not be high costs associated with such activities or that there will not be other material adverse effects of such activities. Such events could materially and adversely effect Sun's financial condition and results of operations. In addition, there can be no assurance that the integration of the retirement facilities of Sun and RCA will not have material adverse effects on results of operations. Costs to be incurred in connection with the Mergers are expected to be significant and will be charged against earnings of the combined company. These charges will reflect the acquisition and integration of RCA, including the elimination of redundant corporate functions, severance costs relating to headcount reductions, the write-off of certain intangibles and property and equipment, and transaction and other costs. In addition, there can be no assurance that Sun will not incur additional charges in subsequent quarters to reflect costs associated with the Mergers.


MANAGEMENT OF GROWTH

    Sun's success will depend in part on its ability to manage the growth of its operations. Any such growth is expected to place a significant strain on Sun's managerial, operational and financial resources. Sun's ability to manage growth effectively will require it to continue to improve its corporate accounting, financial reporting and management information systems, and to attract, train, motivate and manage its employees effectively. These demands are expected to require further expenditures for the addition of new management personnel and the development of additional expertise by existing management personnel. There can be no assurance that Sun will be able to manage effectively the expansion of its operations, that its systems, procedures or controls will be adequate to support Sun's operations or that Sun's management will be able to exploit opportunities for its services and products. An inability to manage growth, if any, could have a material adverse effect on Sun's business, results of operations, financial condition and cash flow.


SUBSTANTIAL LEVERAGE; NEED FOR ADDITIONAL FINANCING



    Sun has substantial indebtedness. At March 31, 1997, Sun had, on a consolidated basis, approximately $788.7 million of outstanding indebtedness, including $420.9 million of indebtedness under its $490 million revolving credit facility (the "Credit Facility"). Sun also had $24.6 million of outstanding standby letters of credit under the Credit Facility as of March 31, 1997. The Company has agreed to lend $47,000,000, through a revolving subordinated credit agreement ("Revolving Credit Agreement") to a developer of assisted living facilities for the development, construction and operation of assisted living facilities. The advances are subject to certain conditions including availability of mortgage financing for 50% of the cost of each project and approval of each project by the Company. At March 31, 1997, eight assisted living facilities were under development which would require funding by the Company totaling approximately $40,800,000, of which $16,636,000 had been advanced. The developer is in the process of obtaining mortgage financing. If mortgage financing is not obtained, the Company will be obligated to fund 100% of these five projects for approximately $86,700,000. The Company's advances under the Revolving Credit Agreement will be subordinate to the mortgage financing. A subsidiary of the Company has an option to purchase each assisted living facility after it becomes operational. At March 31, 1997, Sun had outstanding commitments for construction and development costs of approximately $10.4 million, including various contracts related to improvements to existing facilities in the U.S. In addition, as of such date Sun had commitments for construction and development costs of approximately L13.7 million ($22.4 million as of March 31, 1997) million related to the construction of nine long-term care facilities in the United Kingdom. Sun's consolidated indebtedness will also increase as a result of the Mergers. The ability of Sun to satisfy its debt obligations will be dependent upon its future performance, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond Sun's control such as Federal and state health care reform. The amount of indebtedness makes Sun more vulnerable to adverse economic and regulatory requirements than less leveraged competistors, and may also limit Sun's ability to make additional acquisitions or capital expenditures or to obtain additional financing in the future.


    Sun believes that its current borrowing capacity under the Credit Facility and cash from operations will be sufficient to satisfy its working capital needs, capital commitments of its facilities under construction, routine capital expenditures, current debt service obligations and required cash payments of up to $7.7 million in connection with potential conversions by debenture holders of Sun's 6 1/2% Convertible Debentures. Sun anticipates that it will fund its construction commitments as well as its requirements relating to future growth through (i) the available borrowing capacity under the Credit Facility, (ii) the use of operating leases and common stock in the future as a means of acquiring facilities and new operations, (iii) the availability of sale-leaseback financing through real estate investment trusts and other financing sources and
(iv) the sale of securities in the public or private capital markets. However, there can be no assurance that the Sun may not require additional sources of financing, particularly if it pursues acquisitions requiring significant cash consideration. Even if Sun does not have an immediate need for additional financing, it may seek to access the public or private capital markets if it believes that conditions are favorable. Sun has filed a shelf registration statement with the Commission under which Sun may offer from time to time up to $300 million of debt securities or preferred stock, each of which may be convertible into Sun Common Stock. An equity-linked financing may have a short-term negative effect on the market price of the Sun Common Stock, but Sun does not believe that, absent other factors, the issuance of an equity-linked or debt security would have a long-term material adverse effect on Sun. However, Sun's access to the public or private markets may be adversely affected by the status of the OIG investigation. See "-- Government Investigations; Uncertain Impact on Future Operating Results." In addition, such additional financings may require approval of the various lenders under the Credit Facility. There can be no assurance that if additional sources of external financing are required, Sun will be successful in obtaining such additional financing in the amounts and on terms acceptable to Sun, or that Sun's financial condition will not deteriorate, leading to covenant or payment defaults. If such additional sources of financing are not available, Sun may not be able to pursue growth opportunities as actively as it has in the past, and may be required to alter certain of its operating strategies.

NO ASSURANCE OF CONTINUED RAPID GROWTH

    Since its formation in 1989, Sun has implemented an aggressive program of expansion of its business through the acquisition of additional long-term and subacute care facilities and other operations. From January 1994 through December 31, 1996, Sun acquired or assumed the operations or management of 173 long-term and subacute care facilities with a total of 15,895 licensed beds in the United States and the United Kingdom. During this same period, Sun opened 10 facilities with a capacity of 866 licensed beds. During such period, Sun has also acquired pharmacies, temporary therapy staffing providers, outpatient rehabilitation clinics, ambulatory surgery centers and a respiratory therapy company, and has experienced significant internal growth, particularly in its therapy operations. Sun's total net revenues increased from $135.7 million for the year ended December 31, 1992 to $1,316 million for the year ended December 31, 1996. Similarly, net earnings increased from $4.4 million for the year ended December 31, 1992 to $21.5 million for the year ended December 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Sun's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference herein. Sun intends to continue to pursue its acquisition strategy in the future. In making such acquisitions, Sun competes with other providers, many of which have greater financial resources than Sun. There can be no assurance that suitable acquisitions will be identified or completed in the future. Sun has undertaken significant borrowing to finance the acquisition of Mediplex and other transactions and to support expanded operations (including the assumption or guarantee by Sun of $338.6 million of Mediplex indebtedness as of the date of the acquisition of Mediplex). In addition, through January 1996 Sun has been successful in utilizing Sun Common Stock as consideration in many of its significant acquisitions, issuing or reserving for issuance approximately 21,286,000 shares of Sun Common Stock in acquisitions since January 1, 1994. However, Sun did not utilize Sun Common Stock as acquisition consideration from February 1996 through February 1997. Sun also has been able to fund cash obligations of operations and acquisitions through the public issuance of equity or equity-linked securities, resulting in net cash proceeds of $276.1 million in 1994. The ability to utilize Sun Common Stock for acquisition or financing purposes will depend on the market price of the Sun Common Stock, which has in the past been subject to heightened volatility resulting primarily from uncertainties regarding certain Medicare reimbursement policies and a government investigations of Sun's rehabilitation therapy subsidiary. See "-- Potential Reduction of Reimbursement Rates From Third Party Payors and Impact on Future Operating Results" and "-- Government Investigations; Uncertain Impact on Future Operating Results." Because of operating and financing constraints resulting from acquisitions and internal growth, there can be no assurance that Sun will have adequate cash or borrowing capacity and other resources to compete effectively for future acquisitions or will be able in the future to continue to engage as actively in acquisitions as it has in the past, and uncertainties regarding reimbursement rates for therapy, the outcome of the government investigations of Sun's rehabilitation therapy subsidiary or a material reduction in such rates could limit internal growth of Sun's therapy business. Pursuant to the Credit Facility, Sun will be required to obtain the consent of its principal bank lenders in connection with significant future acquisitions. In addition, to the extent Sun's operational, administrative and financial resources are strained by its acquisition program, Sun's ability to integrate acquired operations may become more protracted. See "-- Difficulty of Integrating Recently Acquired Operations." Although Sun is continuously engaged in discussions regarding future acquisitions, there can be no assurance that any acquisitions will be completed, or that Sun's historic rate of growth in assets, revenues or net revenues will be sustained.



RISKS ASSOCIATED WITH THE DEVELOPMENT AND EXPANSION OF ANCILLARY SERVICES



    A significant aspect of Sun's operating strategy is to expand its therapy, temporary therapy staffing and pharmacy services and, in particular, to offer these services to nonaffiliated facilities. Therapy, temporary therapy staffing and pharmaceutical services provided to nonaffiliated facilities, while representing 28% and 31% of Sun's revenues for the twelve months ended December 31, 1995 and 1996, respectively, comprise a much more significant percentage of its profitability. This profitability is the result of favorable reimbursement rates and the limited capital requirements necessary to provide these services. The higher profitability of these services makes Sun's profitability more vulnerable if regulatory changes are made which affect reimbursement for these services. See "-- Potential Reduction of Reimbursement Rates From Third Party Payors and Impact on Future Operating Results." From time to time the negative publicity surrounding the government investigations of Sun's rehabilitation therapy subsidiary has slowed Sun's success in obtaining additional outside contracts in the rehabilitation therapy business, which has resulted in higher than required therapist staffing levels and has affected the private pay enrollment in certain inpatient facilities. In addition, if the government investigations have a negative impact on the future billing practices related to Sun's rehabilitation therapy subsidiary, the profitability of the services provided by such subsidiary would be reduced from current levels. See "-- Government Investigations; Uncertain Impact on Future Operating Results."



OUTSTANDING LITIGATION


    On or about January 23, 1996, two former stockholders of Golden Care, Inc. filed a lawsuit (the "Golden Care Litigation") against Sun and certain of its officers and directors in the United States District Court for the Southern District of Indiana. Plaintiffs allege, among other things, that Sun did not disclose material facts concerning the investigation by the OIG and that Sun's financial results were misstated. The complaint purports to state claims, INTER ALIA, under Federal and state securities laws and for breach of contract, including a breach of a registration rights agreement pursuant to which Sun agreed to register the shares of Sun Common Stock issued to such former stockholders of Golden Care, Inc. in the acquisition. Plaintiffs purport to seek rescission, unspecified compensatory damages, punitive damages and other relief. By order dated October 11, 1996, the court granted in part and denied in part defendants' motion to dismiss. Sun believes it has meritorious defenses to the Golden Care Litigation. There can be no assurance that the Golden Care Litigation will not have an impact on Sun's accounting for the acquisition of Golden Care, Inc.

    On September 8, 1995, a derivative action was filed in the United States District Court for the District of New Mexico, captioned BRICKELL PARTNERS V. TURNER, ET AL. The complaint was not served on any defendant. On June 19, 1996, an amended complaint alleging breach of fiduciary duty by certain current and former of Sun's directors and officers based on substantially the same events as those set forth in the above described securities class actions was filed and subsequently served on the defendants. On August 5, 1996, the District Court dismissed this action without prejudice for failure to serve the defendants within the required time period. Brickell Partners filed a new complaint, alleging the same claims, on August 19, 1996. Defendants have moved to dismiss the new complaint. Sun believes it has meritorious defenses to the new complaint.

    Sun believes the Golden Care Litigation and the derivative action will not have a material adverse impact on its financial condition or results of operations, although the unfavorable resolution of any of these actions in any reporting period could have a material adverse impact on Sun's results of operations for that period. The foregoing statements with respect to the possible outcomes of the Golden Care Litigation and the derivative action are forward looking and could be affected by a number of factors, including judicial interpretations of applicable law, the uncertainties and risks inherent in any litigation, particularly a jury trial, the existence, scope and number of any subsequently filed complaints, and the outcome of the OIG investigation and all factors that could affect that outcome. See "-- Government Investigations; Uncertain Impact on Future Operating Results."

RISK OF ADVERSE EFFECT OF FUTURE HEALTH CARE REFORM

    In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. Among the proposals under consideration are cost controls on hospitals, changes in reimbursement by federal and state payors such as Medicare and Medicaid, limitations on the ability of Sun to maintain or increase the level of services it provides, insurance market reforms to increase the availability of group health insurance to small businesses and the requirement that all businesses offer health insurance coverage to their employees. Some of the leading proposals would extend temporary reductions in Medicare reimbursement imposed under current law, impose additional cuts in Medicare reimbursement and substantially restructure Medicaid. Such reductions in Medicare reimbursement may include, but are not limited to, some or all of the following: reductions in capital reimbursement; reductions in certain laboratory reimbursement; limitations on ancillary costs of skilled nursing facilities; bundling of ancillary services into nursing home payments; imposition of salary equivalency for occupational and speech therapy services; and imposition of a prospective payment system for skilled nursing facility services and home health services. It is not clear at this time what proposals will be adopted, or, if adopted, what effect, if any, such proposals would have on Sun's business. There can be no assurance that currently proposed or future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on Sun's financial condition or results of operations. See "-- Potential Reduction of Reimbursement Rates From Third Party Payors; Uncertain Impact on Future Operating Results."

RISK OF EXPANSION OF INTERNATIONAL OPERATIONS; FOREIGN EXCHANGE RISK

    Sun currently conducts business outside of the United States, in the United Kingdom and Canada. The foreign operations accounted for 4% of Sun's total net revenues during the year ended December 31, 1996 and 16% of Sun's consolidated total assets as of December 31, 1996. Sun intends to expand its international operations both in the United Kingdom and in selected markets in Europe and Australia. However, in May 1997 Sun announced that it had elected to divest its outpatient rehabilitation therapy clinics in Canada. See "--Difficulty of Acquiring Recently Acquired Operations." Sun expects its revenues and operations attributable to international operations to increase and substantially contribute to Sun's growth and earnings in the future. However, as Sun's international operations grow to account for a larger percentage of Sun's total net revenues, adverse results from Sun's international operations could adversely effect Sun's financial condition and results of operations. Sun intends to expand its international operations through the acquisition of operational facilities and the construction and development of new facilities; however, Sun expects the construction and development of new facilities to be a more significant factor in its international expansion than it has in the United States, where Sun's growth has been primarily due to the acquisition of operational facilities. In addition to the capital expenditures involved in the construction and development of new facilities, Sun expects to incur substantial losses in the first year of operation of a new facility. As a result, the financial condition and results of operations of Sun's international could be adversely affected in any period in which a significant number of facilities are being constructed or developed or are in their first year of operation. The success of Sun's operations in and expansion into international markets depends on numerous factors, many of which are beyond its control. Such factors include, but are not limited to, economic conditions and healthcare regulatory systems in the foreign countries in which Sun operates. In addition, international operations and expansion may increase Sun's exposure to certain risks inherent in doing business outside the United States, including slower payment cycles, unexpected changes in regulatory requirements, potentially adverse tax consequences, currency fluctuations, restrictions on the repatriation of profits and assets, compliance with foreign laws and standards and political risks.


    Sun's financial condition and results of operations are subject to foreign exchange risk. Because of Sun's foreign growth strategies, Sun does not expect to repatriate funds invested overseas and, therefore, foreign currency transaction exposure is not normally hedged. Exceptional planned foreign currency cash flow requirements, such as acquisitions overseas, are hedged selectively to prevent fluctuations in the anticipated foreign currency value. Changes in the net worth of Sun's foreign subsidiaries arising from currency fluctuations are accumulated in the translation adjustments component of stockholders' equity.


GEOGRAPHIC PAYOR CONCENTRATION


    A significant portion of Sun's historical revenues from its long-term care facility operations is derived from its operations in Massachusetts, Connecticut and Washington and, in particular, from such states' Medicaid programs. Net revenues attributable to Sun's long-term care facility business in these states accounted for approximately 59% of its net revenues from long-term care facility operations in the United States, and 37% of its total net revenues during the year ended December 31, 1996. Net revenues from these states' Medicaid programs accounted for approximately 18% of Sun's total net revenues from its long-term care facility operations in the United States, and 11% of Sun's total net revenues during the year ended December 31, 1996. Any adverse change in the regulatory environment, Sun's qualification for reimbursement under the Medicaid program, the reimbursement rates paid under the Medicaid programs, or in the supply of or demand for services, in any of such states, could have a material adverse effect on Sun's financial condition and results of operations.


INCREASED LABOR COSTS AND AVAILABILITY OF PERSONNEL

    In recent years Sun has experienced increases in its labor costs primarily due to higher wages and greater benefits required to attract and retain qualified personnel, increased staffing levels in its long-term and subacute care facilities due to greater patient acuity and the hiring and retention of staff therapists. Although Sun expects labor costs to continue to increase in the future, it is anticipated that any increase in costs will generally result in higher patient rates in subsequent periods, subject to the time lag in most states between increases in reimbursable costs and the receipt of related reimbursement rate increases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effects From Changes in Reimbursement" included in Sun's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference herein.

    In the past, the health care industry, including Sun's long-term and subacute care facilities, has experienced a shortage of nurses to staff health care operations and, more recently, the health care industry has experienced a shortage of therapists. Sun is not currently experiencing a nursing or therapist shortage, but it competes with other health care providers for nursing and therapist personnel and may compete with other service industries for persons serving Sun in other capacities, such as certified nursing assistants. A nursing, therapist or certified nursing assistant shortage could force Sun to pay even higher salaries and make greater use of higher cost temporary personnel. A lack of qualified personnel might also require Sun to reduce its census or admit patients requiring a lower level of care, both of which could adversely affect operating results.

EXTENSIVE REGULATION

    Sun is subject to extensive Federal, state and local government regulation relating to licensure, conduct of operations, ownership of facilities, expansion of facilities and services and reimbursement for services. As such, in the ordinary course of business, Sun's operations are continuously subject to state and Federal regulatory scrutiny, supervision and control. Such regulatory scrutiny often includes inquiries, investigations, examinations, audits, site visits and surveys, some of which may be non-routine. All of the facilities operated or managed by Sun are required to be licensed in accordance with the requirements of state and local agencies having jurisdiction over their operations. Most of Sun's facilities are also certified as providers under the Medicaid and Medicare programs. The long-term care facilities, as well as Sun's rehabilitation therapy and pharmacy operations, are subject to periodic inspection by governmental and other authorities to assure continued compliance with regulatory procedures and licensing under state law and certification under the Medicare and Medicaid programs. While Sun has not failed to obtain such approvals or licenses in the past, the failure to obtain or renew any required regulatory approvals or licenses or to comply with applicable regulations in the future could adversely affect Sun's financial condition and results of operations. See "-- Government Investigations; Uncertain Impact on Future Operating Results." To the extent that Certificates of Need ("CONs") or other similar approvals are required for expansion of Sun's operations, either through acquisitions or additions to or provision of new services at such facilities, such expansion could be adversely affected by the failure to obtain such CONs or approvals.

    Medicare and Medicaid antifraud and abuse amendments (the "Fraud and Abuse Provisions") prohibit certain business practices and relationships that might affect the provision and cost of health care services reimbursable under Medicare and Medicaid. Sanctions for violating the Fraud and Abuse Provisions include criminal penalties and civil sanctions, including fines and possible exclusion from the Medicare and Medicaid programs. In addition, certain states have adopted fraud and abuse statutes that prohibit specified business practices.

    In many states, the temporary therapy staffing industry is regulated and CareerStaff must be registered or qualify for an exemption from registration. While these regulations have had no material effect on the conduct of CareerStaff's business to date, there can be no assurance that future regulations will not have such an effect. In addition, the health care industry to which CareerStaff provides therapists is subject to numerous Federal, state and local regulations. The majority of states require therapists practicing in such states to be licensed or certified. CareerStaff has occasionally experienced difficulties in moving therapists from one state to another because of state licensing requirements. Sun does not believe this has had a material adverse effect on its financial condition or results of operations; however, there can be no assurance that its business in the future will not be materially adversely affected by licensing requirements of state and Federal authorities and by amendments to the Omnibus Budget Reconciliation Act of 1987, which mandated that nursing homes provide rehabilitation therapy services to their patients and authorized Medicare reimbursement for such services, or by new reimbursement rates proposed by HCFA. See "Business -- Government Regulation" included in Sun's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference herein.

SUBSTANTIAL COMPETITION

    Sun operates in a highly competitive industry. The nature of competition varies by location. Sun's facilities generally operate in communities that are also served by similar facilities operated by others. Some competing facilities are located in buildings that are newer than those operated by Sun and provide services not offered by Sun, and some are operated by entities having greater financial and other resources and longer operating histories than Sun. In addition, some facilities are operated by nonprofit organizations or government agencies supported by endowments, charitable contributions, tax revenues and other resources not available to Sun. Some hospitals that either currently provide long-term and subacute care services or are converting their under-utilized facilities into long-term and subacute care facilities are also a potential source of competition to Sun. Sun also competes with other companies in providing rehabilitation therapy services and pharmaceutical products and services to the long-term care industry and in employing and retaining qualified therapists and other medical personnel. Many of these competing companies have greater financial and other resources than Sun. There can be no assurance that Sun will not encounter increased competition in the future that would adversely affect its financial condition and results of operations. See "Business -- Competition" included in Sun's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference herein.

POTENTIAL CONFLICTS OF INTEREST FROM RELATED PARTY TRANSACTIONS

    At March 31, 1997, 56 of Sun's 173 long-term and subacute care facilities in the United States were leased or subleased from John E. Bingaman or Zev Karkomi, two of Sun's directors, or from partnerships or corporations in which such directors are general or limited partners, directors or stockholders or otherwise have a significant equity holding. Sun believes the terms of all of the foregoing leases and subleases to which it is a party are as favorable to Sun as those that could have been obtained in arms' length transactions with non-affiliated parties at the time of such transactions. However, contractual relationships with entities affiliated with members of Sun's board of directors create the potential for conflicts of interest. Sun will likely continue to enter into leases and subleases with members of its board of directors and their affiliates. There can be no assurance that these contractual relationships with members of Sun's board of directors and their affiliates will not create actual conflicts of interest. See "Sun Related Party Transactions."

ADEQUACY OF CERTAIN INSURANCE

    As is typical in the healthcare industry, Sun is subject to claims by patients and others in the ordinary course of its business. Sun maintains general liability and medical malpractice insurance, in each case in amounts and with such coverages and deductibles that are deemed appropriate by management. There can be no assurance that such insurance will continue to be available at acceptable costs or that claims in excess of the current insurance coverage or claims not covered by insurance will not be asserted against Sun.

HEALTH INSURANCE AND WORKERS' COMPENSATION INSURANCE

    Sun has self-insured the healthcare risks of its employees who select coverage under certain Sun-sponsored plans. Workers' compensation coverage is effected through self-insurance or retrospective/ high deductible insurance programs, except that Sun's long-term and subacute care subsidiary is a non-subscriber to the workers' compensation programs in Texas. Substantially all of the risk of workers' compensation claims under the high deductible programs are assumed by Sun and such risks are comparable to those of an insurance carrier for retrospective policies. The retrospective high deductible program provides coverage in all states in which Sun operates with the exception of Arizona, Illinois, Massachusetts, Washington and Connecticut (which are self-insured), Texas (in which Sun is a non-subscriber) and Rhode Island, Ohio, Maine, Nevada and Wyoming (in which Sun is required to utilize the specific programs offered by those states). The costs of paying for health care and workers' compensation claims can fluctuate depending on the type and number of claims in any given period. There can be no assurance that the amounts Sun will be required to pay for these types of claims will not increase.


CONCENTRATION OF OWNERSHIP



    As of March 31, 1997, Mr. Turner beneficially owned approximately 14% of the outstanding Sun Common Stock. While Mr. Turner's percentage ownership is not sufficient to enable him to control the outcome on matters submitted to stockholders, his stock ownership, along with his position as Chairman of the Board of Directors, President and Chief Executive Officer of Sun, enables him to exert significant influence on Sun's operations. Mr. Turner's level of ownership may have the effect of hindering a change of control of Sun.


ANTI-TAKEOVER PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK

    Sun's certificate of incorporation and by-laws contain provisions that may make it more difficult for a third party to acquire, or discourage acquisition bids for, Sun. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Sun Common Stock. In addition, shares of Sun's preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions and having such rights, voting powers, preferences and relative, participating, optional and other special privileges as the board of directors may determine. The rights of the holders of Sun Common Stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of Sun. Sun has no present plans to issue any shares of preferred stock, other than the shares of Sun Preferred Stock to be issued in the RCA Merger. In addition, Sun has adopted a stockholder rights plan that, along with certain provisions of Sun's certificate of incorporation, have the effect of discouraging certain transactions involving a change of control of Sun.

POTENTIAL VOLATILITY OF STOCK PRICE


    There has been significant volatility in the market prices of securities of healthcare companies. In particular, the market price of the Sun Common Stock has in the past been subject to heightened volatility resulting primarily from uncertainties regarding certain Medicare reimbursement policies and government investigations of Sun's rehabilitation therapy subsidiary. See "-- Potential Reduction of Reimbursement Rates From Third Party Payors and Impact on Future Operating Results" and "-- Government Investigations; Uncertain Impact on Future Operating Results." Sun believes factors such as legislative and regulatory developments, continuing uncertainties regarding certain Medicare reimbursement policies and a government investigations of Sun's rehabilitation therapy subsidiary and quarterly variations in financial results could cause the market price of the Sun Common Stock to fluctuate substantially. In addition, the stock market has experienced volatility that has particularly affected the market prices of many healthcare service companies' stocks and that often has been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the price of the Sun Common Stock.


                                USE OF PROCEEDS


    Sun will not receive any of the net proceeds from the sale of the shares of Sun Common Stock offered hereby, all of which proceeds will be received by the Selling Stockholders.

                              SELLING STOCKHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of Sun Common Stock as of April 30, 1997, as reported to Sun by each Selling Stockholder, the number of Shares which is being offered by each of the Selling Stockholders and the number and percentage of currently outstanding shares to be owned by each of the Selling Stockholders following this Offering, assuming that all Shares offered hereby are sold.



                                                                                            NUMBER OF
                                                                      SHARES OF           SHARES OFFERED         SHARES OF
                                                                    COMMON STOCK            HEREBY FOR          COMMON STOCK
                                                                 BENEFICIALLY OWNED       STOCKHOLDER'S      BENEFICIALLY OWNED
                                                                  PRIOR TO OFFERING          ACCOUNT         AFTER THE OFFERING
                                                              -------------------------   --------------   ----------------------
NAME OF BENEFICIAL OWNER                                       NUMBER    PERCENTAGE (1)                    NUMBER  PERCENTAGE (1)
------------------------------------------------------------  ---------  --------------                    ------  --------------
Honorcare Selling Stockholder:
  John E. Bingaman (2)......................................    182,500      *                120,000      62,500      *
Golden Care Selling Stockholders:
  Susan Bird................................................    342,000      *                342,000           0      *
  Tom R. Futch..............................................    234,300      *                234,200         100      *
  PaineWebber International (U.K.) Ltd......................    382,977      *                382,977           0      *
  Morgan Stanley & Co.......................................    594,402        1.2%           594,402           0      *
DanRae Selling Stockholders:
  Daniel J. Jacob and Rae Ann Jacob, Trustees of the Jacob
   Family Revocable Trust...................................     76,600      *                 76,600           0      *
CareerStaff Selling Stockholders:
  J. Livingston Kosberg, Trustee of the Livingston Kosberg
   Trust (3)................................................    866,933        1.7%           727,797           0      *
  J. Livingston Kosberg, Trustee of the Lewis E. Wilkenfeld
   Trust (3)................................................    866,933      *                133,481           0      *
  Saranne Kosberg (3).......................................    866,933        1.7%             5,655           0      *
  Brad Brookner, Trustee of the Dolores Wilkenfeld Trust....    238,742      *                238,742           0      *
  Michael Weinholtz.........................................    238,266      *                238,266           0      *
  Brookner Family Partnership, Ltd..........................     19,365      *                 19,365           0      *
  Andrew and Wendy Starr....................................     85,793      *                 85,793           0      *
  Clarence E. Mayer (4).....................................    918,878        1.8%           837,488           0      *
  Jefferson Guaranty Bank, Custodian of the Clarence E.
   Mayer IRA (4)............................................    918,878        1.8%            40,695           0      *
  Jefferson Guaranty Bank, Custodian of the Carol F. Mayer
   IRA (4)..................................................    918,878        1.8%            40,695           0      *
  Daniel C. Arnold (5)......................................     26,040      *                  8,680       8,680      *
  Beverly B. Arnold (5).....................................     26,040      *                  8,680       8,680      *
NHCP Selling Stockholders:
  T. Edward Childress III (6)...............................    304,400      *                304,400           0      *
  John P. O'Brien, Jr. (6)..................................    304,400      *                304,400           0      *

                                                                                            NUMBER OF
                                                                      SHARES OF           SHARES OFFERED         SHARES OF
                                                                    COMMON STOCK            HEREBY FOR          COMMON STOCK
                                                                 BENEFICIALLY OWNED       STOCKHOLDER'S      BENEFICIALLY OWNED
                                                                  PRIOR TO OFFERING          ACCOUNT         AFTER THE OFFERING
                                                              -------------------------   --------------   ----------------------
NAME OF BENEFICIAL OWNER                                       NUMBER    PERCENTAGE (1)                    NUMBER  PERCENTAGE (1)
------------------------------------------------------------  ---------  --------------                    ------  --------------
Columbia Selling Stockholders (7):
  3C Rehabilitation Technologies Limited....................    170,845      *                170,845           0      *
  MDS Health Ventures Inc...................................    104,122      *                104,122           0      *
  Canada Trust Company, Trustee for the Prudential Insurance
   Company of America.......................................     86,747      *                 86,747           0      *
  MDS Health Group Limited..................................     38,325      *                 38,325           0      *
  The Health Care & Biotechnology Venture Fund..............     38,325      *                 38,325           0      *
  Ontario Hydro in Trust for the Pension Fund...............     38,325      *                 38,325           0      *
  ABN AMRO Canadian Small Cap Fund..........................     10,007      *                 10,007           0      *
  Louis Probst..............................................      3,304      *                  3,304           0      *
  Furman Selz LLC...........................................     10,000      *                 10,000           0      *
Watson Selling Stockholder:
  Charles M. Watson (8).....................................     40,000      *                 40,000           0
6% Convertible Debenture Resale Selling Stockholders:
  New Hampshire Retirement System (9).......................     24,038      *                 24,038           0      *
  The Museum of Fine Art, Boston (9)........................      4,120      *                  4,120           0      *
  Boston College Endowment (9)..............................      9,157      *                  9,157           0      *
  Putnam Convertible Opportunities and Income Trust (10)....     22,893      *                 22,893           0      *
  Putnam Convertible Income-Growth Trust (10)...............    145,833      *                145,833           0      *
  D.G. Associates...........................................      1,373      *                  1,373           0      *
  Smith Barney & Co.........................................    165,842      *                165,842           0      *
  Other 6% Convertible Debenture Resale Selling Stockholders
   (11).....................................................    589,656        1.2%           589,656           0      *
                                                              ---------                   --------------
    Total...................................................  6,318,508                     6,247,228
                                                              ---------                   --------------
                                                              ---------                   --------------


------------------------
  * Less than 1%.


 (1) Based on the number of shares outstanding on April 30, 1997.



 (2) Includes 42,500 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 30, 1997.



 (3) Mr. Kosberg has voting and investment power over the Livingston Kosberg Trust (as trustee therefor and beneficiary thereof) and the Lewis E. Wilkenfeld Trust (as trustee thereof), and the shares held by each of the Lewis E. Wilkenfeld Trust and the Livingston Kosberg Trust may be deemed to be beneficially owned by Mr. Kosberg. Mr. Kosberg and Ms. Kosberg are also married to each other and the shares held by each of them may be deemed beneficially owned by the other. As to each of the Livingston Kosberg Trust and Ms. Kosberg, share numbers include 727,797 shares held of record by the Livingston Kosberg Trust, 133,481 shares held of record by the Lewis E. Wilkenfeld Trust and 5,655 shares held of record by Ms. Kosberg individually. Mr. Kosberg and Ms. Kosberg each disclaim beneficial ownership of the shares held by the other and by the Lewis E. Wilkenfeld Trust.

 (4) Mr. Mayer has voting and investment power over the Clarence E. Mayer IRA and Ms. Mayer has voting and investment power over the Carol F. Mayer IRA. Mr. Mayer and Ms. Mayer are also married to each other and the shares held by each of them may be deemed beneficially owned by the other. As to each of Mr. Mayer, the Clarence E. Mayer IRA and the Carol F. Mayer IRA, share numbers include 837,488 shares held by Mr. Mayer individually, 40,695 held by the Clarence E. Mayer IRA and 40,695 held by the Carol F. Mayer IRA. Mr. Mayer disclaims beneficial ownership of the shares held by the Carol F. Mayer IRA and Ms. Mayer disclaims beneficial ownership of the shares held by Mr. Mayer and by the Clarence E. Mayer IRA.



 (5) Mr. Arnold has voting and investment power over the Bintliff 1990 Limited Partnership ("Bintliff 1990 LP") (as general partner thereof) and the shares held by the Bintliff 1990 LP may be deemed to be beneficially owned by Mr. Arnold. Mr. Arnold and Ms. Arnold are also married to each other and the shares held by each of them may be deemed beneficially owned by the other. As to each of Mr. Arnold and Ms. Arnold, share numbers include 8,680 shares issuable pursuant to immediately exercisable stock options held of record by Mr. Arnold individually, 8,680 shares issuable pursuant to immediately exercisable stock options held of record by Ms. Arnold individually and 8,680 shares issuable pursuant to immediately exercisable stock options held by the Bintliff 1990 LP. The 8,680 shares issuable pursuant to immediately exercisable stock options held by the Bintliff 1990 LP are not being offered hereunder. Mr. Arnold and Ms. Arnold each disclaim beneficial ownership of the shares issuable pursuant to the options held by the other and by the Bintliff 1990 LP.



 (6) As to each of Mr. Childress and Mr. O'Brien, share numbers include 296,153 shares held by each of them individually and 8,247 shares as to which investment power is shared with Boatmen's Trust Company pursuant to a Post-Closing Escrow Agreement dated August 16, 1995 (the "Escrow Agreement"). Pursuant to the Escrow Agreement, such shares are to be delivered to the NHCP Selling Shareholders over an eighteen month period commencing February 16, 1996, unless such shares are used to satisfy the NHCP Selling Shareholders' contingent obligation to indemnify Sun for certain losses.



 (7) Shares beneficially owned by the Columbia Selling Stockholders consist of 500,000 shares of Common Stock issuable upon exercise of immediately exercisable warrants at an exercise price of $15.375 per share.



 (8) Shares beneficially owned by the Watson Selling Stockholder consist of 40,000 shares of Common Stock which are issuable upon exercise of a warrant which is exercisable one year after grant at an exercise price of $17.00 per share.


 (9) Voting and investment power is shared with the Putnam Advisory Company, Inc.

(10) Voting and investment power is shared with Putnam Investment Management, Inc.

(11) Information concerning other 6% Convertible Debenture Resale Selling Stockholders will be set forth in Prospectus Supplements from time to time, if required.


    From 1984 to July 1993 Mr. Bingaman was the Chairman of the Board and a shareholder of Honorcare. Mr. Bingaman received the 120,000 Shares offered hereby for his account as consideration for the sale by him and the other shareholders of Honorcare to Sun, effective July 13, 1993, of the shares of Honorcare. In connection with such sale, Sun agreed to register Mr. Bingaman's Shares for resale at Sun's expense. Sun and Mr. Bingaman have agreed to indemnify each other for certain liabilities arising out of material misstatements and omissions made by the other party in the Registration Statement and Prospectus. Currently, Mr. Bingaman is a director of Sun. In addition, Sun is a lessee or assignee of seven facilities from partnerships in which Mr. Bingaman has an equity interest of greater than 10%.



    Daniel and Rae Jacob received the Shares owned by the Jacob Family Revocable Trust as consideration in the merger of a subsidiary of Sun on March 1, 1995 with DanRae. In the merger agreement, Sun agreed to register the Shares for resale. Daniel Jacob continues to be employed by Sun following the acquisition. Daniel and Rae Jacob are offering 76,600 of these Shares hereby.

    The Golden Care Selling Stockholders received the 1,553,579 Shares owned by them as consideration for the sale by them to Sun, effective May 5, 1995, of the shares of Golden Care. In connection with such sale, Sun entered into a Registration Rights Agreement providing for the registration for resale of such Shares at Sun's expense. Sun and the Golden Care Selling Stockholders agreed to indemnify each other for certain liabilities arising out of material misstatements and omissions made by the other party in the Registration Statement and Prospectus. Ms. Bird was an officer and owner of Golden Care from November 1990 to May 1995, and Mr. Futch was an officer and owner of Golden Care from August 1994 to May 1995. Mr. Futch continues to be employed by Golden Care following the acquisition. Ms. Bird terminated her employment with Golden Care effective in July of 1995. On or about January 23, 1996, another former shareholder of Sun and Ms. Bird filed a lawsuit against the Company and certain of its officers and directors alleging among other things, a breach of the Registration Rights Agreement. See "Risk Factors -- Outstanding Litigation."



    From October 1995 to January 1997, a former shareholder of Sun sold an aggregate of 936,402 Shares to PaineWebber International (U.K.) Ltd. ("PaineWebber"), and from June 1996 to January 1997, Ms. Bird sold an aggregate of 594,402 Shares to Morgan Stanley & Co. ("Morgan Stanley"), in each case in transactions exempt from the registration requirements of the Securities Act. In connection with such transactions, the former shareholder assigned to PaineWebber, and Ms. Bird assigned to Morgan Stanley, their respective rights to require Sun to register the resale of such Shares. In connection therewith, PaineWebber and Morgan Stanley have each agreed to be bound by the provisions of the Registration Rights Agreement as a Golden Care Selling Stockholder. Certain of such Shares are being offered hereby, and PaineWebber and Morgan Stanley are Golden Care Selling Stockholders hereunder.



    The CareerStaff Selling Stockholders received the 2,597,734 Shares owned by them as consideration in the merger of a subsidiary of Sun on June 21, 1995 with CareerStaff. In connection with the CareerStaff Merger, Sun entered into a Stockholders Agreement with certain of the CareerStaff Selling Stockholders pursuant to which such CareerStaff Selling Stockholders agreed to vote their shares of CareerStaff common stock in favor of the CareerStaff Merger. Sun also entered into a Registration Rights Agreement with those CareerStaff Selling Stockholders that were either affiliates of CareerStaff or parties to the Stockholders Agreement providing for the registration for resale of such shares at Sun's expense. Sun and the CareerStaff Selling Stockholders agreed to indemnify each other for certain liabilities arising out of material misstatements and omissions made by the other party in the registration statement.



    From prior to 1992 to June 1995, Mr. Kosberg was the Chairman of the Board of CareerStaff and its predecessor. From March 1992 to June 1995, Mr. Weinholtz was the President and Chief Executive Officer of CareerStaff and its predecessor. From June 1994 to June 1995, Mr. Arnold was a Director of CareerStaff. From August 1991 to April 1994, Mark Brookner, the president of the general partner of Brookner Family Partnership, Ltd., was the Vice President and Treasurer of the predecessor to CareerStaff.



    The NHCP Selling Stockholders received the 608,800 Shares owned by them as consideration in the merger of NHCP on August 15, 1995 with Sunscript Pharmacy Corporation ("Sunscript"), a wholly-owned subsidiary of Sun. In connection with the NHCP Merger, Sun entered into a Registration Rights Agreement with the NHCP Selling Stockholders providing for the registration for resale of such Shares at Sun's expense. Sun and the NHCP Selling Stockholders agreed to indemnify each other for certain liabilities arising out of material misstatements and omissions made by the other party in the registration statement. For more than three years prior to January 1997, each of the NHCP Selling Stockholders was an officer and owner of NHCP. Each of the NHCP Selling Stockholders entered into employment agreements with Sun's institutional pharmacy subsidiary effective August 16, 1995 and continue to be employed by such subsidiary.


    The Columbia Selling Stockholders received the warrants (the "Columbia Warrants") held by them on November 30, 1995 in connection with the acquisition by Sun of Columbia. The Columbia

Warrants are exercisable for an aggregate of 500,000 Shares at an exercise price of $15.375 per Share. Columbia Warrants were issued to eight former shareholders of Columbia as partial consideration for the sale of their shares of Columbia to Sun, and to Furman Selz LLC as partial payment of its advisory fees in connection with the Columbia Acquisition. The Columbia Warrants provide for the registration for resale of the Shares issuable upon exercise of the Columbia Warrants at Sun's expense. Sun and the Columbia Selling Stockholders have agreed to indemnify each other for certain liabilities arising out of material misstatements and omissions made by the other party in the registration statement.



    The Watson Selling Stockholder received the warrant (the "Watson Warrant") held by him on February 18, 1997 in connection with the acquisition by Sun of Watson. The Watson Warrant is exercisable for 40,000 Shares at an exercise price of $17.00 per Share. The Watson Warrant was issued to the former shareholder of Watson as partial consideration for the sale of his shares to Sun. The Watson Warrant provides for the registration for resale of the Shares issuable upon exercise of the Watson Warrant at Sun's expense. Sun and the Watson Selling Stockholder agreed to indemnify each other for certain liabilities arising out of material misstatements and omissions made by the other party in the registration statement. For more than three years prior to January 1997, the Watson Selling Stockholder was the chief executive officer and sole stockholder of Watson. The Watson Selling Stockholder entered into an employment agreement with Sun's pharmacy subsidiary effective February 18, 1997 and continues to be employed by such subsidiary.



    The Selling Stockholders registering their stock for resale upon conversion of the 6% Convertible Debentures (the "6% Convertible Debenture Resale Selling Stockholders") are among the persons who bought 6% Convertible Debentures in a private placement in March 1994. The 6% Convertible Debentures are convertible at any time into Common Stock, but no 6% Convertible Debentures have been converted to date. The 6% Convertible Debentures were sold pursuant to a Fiscal Agency Agreement dated as of March 1, 1994 between Sun and NationsBank of Texas, N.A., as fiscal agent. The total outstanding principal amount of 6% Convertible Debentures sold was $83,300,000 all of which remains outstanding at the date of this Prospectus. Approximately $62.3 million of the 6% Convertible Debentures were sold pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act (the "Regulation S Debentures"), which regulation governs the resale of the 2,851,191 shares of Common Stock issuable on conversion of the Regulation S Debentures. The remaining approximately $21.0 million of the 6% Convertible Debentures were sold pursuant to an exemption from registration under the Securities Act for transactions not involving a public offering (the "Private Placement Debentures"), and the resale of Common Stock issuable upon conversion of the Private Placement Debentures is subject to registration hereunder. In the Fiscal Agency Agreement, Sun agreed to register for resale the Common Stock issuable on conversion of the Private Placement Debentures.


    Based on information provided to the Company, the total number of shares of Common Stock that may be offered by persons that purchased Private Placement Debentures is 962,912, all of which may be offered hereunder. Additional selling stockholders or other information concerning certain 6% Convertible Debenture Resale Selling Stockholders may be set forth in Prospectus Supplements from time to time.

    The Company is not a party to any agreements, arrangements or understandings with respect to the sale of any of the 6% Convertible Debentures or shares of Common Stock by any Selling Stockholder.

    Other than as set forth above or as a result of the sales of shares to Sun referred to above, none of the Selling Stockholders listed above has had any material relationship with Sun within the past three years.

                              PLAN OF DISTRIBUTION

    The Shares of Common Stock offered hereby by the Selling Stockholders may be sold from time to time to purchasers directly by the Selling Stockholders. Such sales may be made at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling Stockholders may from time to time offer the Shares of Common Stock in ordinary brokerage transactions or through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agent. The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of Shares of Common Stock may be deemed to be underwriters and any profit on the sale of Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of Shares is made, to the extent required, a Prospectus Supplement will be distributed which will set forth the specific Shares to be sold and the terms of the offering, including the name or names of any additional Selling Stockholders, the name or names of any underwriters, dealer-agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

    The Shares of Sun Common Stock offered hereby by the Company are being offered for issuance upon the conversion of $22.4 million outstanding principal amount of 6 1/2% Convertible Debentures. The Company will not receive any proceeds from the conversion of the 6 1/2% Convertible Debentures. All shares of Sun Common Stock received upon conversion of the 6 1/2% Convertible Debentures will be freely transferable, except shares of Sun Common Stock received by persons who are deemed to be "affiliates" (as such term is defined in the Securities Act) of Sun at the time of conversion, which shares may be resold by them only in certain permitted circumstances.

    Any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 or Rule 145 under the Securities Act may be sold under Rule 144 or Rule 145, as applicable, rather than pursuant to this Prospectus.

    Sun has paid substantially all of the expenses incident to the offering of the Shares of Sun Common Stock offered hereby, other than commissions and discounts of underwriters, dealers or agents and the fees and expenses of counsel to the Selling Stockholders. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act. The Company and certain of the Selling Stockholders have agreed to indemnify each other for certain liabilities arising out of material misstatement and omissions made by the other party in the Registration Statement and Prospectus. See "Selling Stockholders."

                                 LEGAL MATTERS

    The validity of the shares of Sun Common Stock offered by this Prospectus will be passed upon by Shearman & Sterling, San Francisco, California.

                                    EXPERTS


    The consolidated financial statements and schedules of Sun Healthcare Group, Inc. and subsidiaries included in Sun's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated by reference in this Prospectus and elsewhere in the registration statement and the financial statements of Golden Care, Inc. for the year ended December 31, 1994 included in Sun's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 1997 and incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS, NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
Summary........................................           4
Risk Factors...................................           8
Use of Proceeds................................          20
Selling Stockholders...........................          21
Plan of Distribution...........................          26
Legal Matters..................................          26
Experts........................................          26



                                7,146,398 SHARES


                             [SUN HEALTHCARE LOGO]

                          [SUN HEALTHCARE GROUP INC.]

                                  COMMON STOCK
                                ($.01 PAR VALUE)

                             ---------------------

                                   PROSPECTUS

                             ---------------------


                                  MAY 9, 1997


-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses in connection with the issuance and distribution of the securities being registered, other than commissions and discounts of underwriters, dealers or agents and the fees and expenses of counsel to the Selling Stockholders, are as follows:


SEC registration fee.....................................................  $  44,713
Legal fees and expenses..................................................     50,000
Accounting fees and expenses.............................................     75,000
Miscellaneous............................................................     25,287
                                                                           ---------
                                                                           $ 195,000
                                                                           ---------
                                                                           ---------


    All of the above expenses, other than the SEC registration fee, are estimates.

    The Company has paid substantially all of the expenses of the issuance and distribution of the securities being registered, other than commissions and discounts of underwriters, dealers or agents and the fees and expenses of counsel to the Selling Stockholders.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").

    As authorized by Section 102(b)(7) of the DGCL, Sun's Certificate of Incorporation limits the personal liability of each Sun director to Sun or its stockholders for monetary damages for breach of his fiduciary duty as a director except to the extent such limitation of liability is not permitted under the DGCL. The DGCL provides that the liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for liability for payment of dividends or stock purchases or redemptions in violation of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

    In addition, Sun's Bylaws provide that Sun shall indemnify any and all of its directors, or former directors, to the fullest extent permitted by law against claims and liabilities to which such persons may become subject. The DGCL provides that indemnification is permissible only when the director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The DGCL also permits indemnification in respect of any claim, issue, or matter as to which such person shall have been adjudicated to be liable to the corporation to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought has determined upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity. Sun has also entered into indemnification agreements with certain of its officers and with its directors and also provides insurance coverage to such parties.

    Sun has entered into Registration Rights Agreements with certain of the Selling Stockholders. Such agreements provide for indemnification by such Selling Stockholders of the Company and its officers and directors, and by the Company of such Selling Stockholders, for certain liabilities arising under the Act or otherwise.

ITEM 16.  EXHIBITS


  EXHIBIT
  NUMBER                                            DESCRIPTION OF EXHIBITS
-----------  -----------------------------------------------------------------------------------------------------
   2.1(1)    Merger Agreement dated as of February 20, 1995 between DanRae Corporation, Daniel and Rae Jacob, Sun
              Healthcare Group, Inc. and Sunscript Pharmacy Corporation
   2.2(2)    Plan of Reorganization and Merger Agreement by and between Honorcare Corporation, Don A. Karchmer,
              Thomas E. Stewart, John E. Bingaman and James W. Campbell, Sun Healthcare Group, Inc. and Sunrise
              Healthcare Corporation
   2.3(3)    Agreement and Plan of Merger dated as of April 27, 1995 by and between Golden Care, Inc., Golden
              Acquisition Corporation and Sun Healthcare Group, Inc.
   2.4(3)    First Amendment to Agreement and Plan of Merger dated as of May 4, 1995 by and between Golden Care,
              Inc., Golden Acquisition Corporation and Sun Healthcare Group, Inc.
   2.5(4)    Agreement and Plan of Merger dated March 30, 1995 by and between Sun Healthcare Group, Inc., Sun
              Acquisition Corporation and CareerStaff Unlimited, Inc.
   2.6(4)    First Amendment to Agreement and Plan of Merger dated April 7, 1995 by and between Sun Healthcare
              Group, Inc., Sun Acquisition Corporation and CareerStaff Unlimited, Inc.
   2.7(3)    Second Amendment to Agreement and Plan of Merger dated May 11, 1995 by and between Sun Healthcare
              Group, Inc., Sun Acquisition Corporation and CareerStaff Unlimited, Inc.
   2.9(10)   Plan of Reorganization and Merger dated August 15, 1995 by and among Nursing Home Consultant
              Pharmacy, Inc., T. Edward Childress, III, John P. O'Brien, Jr., Sun Healthcare Group, Inc., and
              Sunscript Pharmacy Corporation
   2.10(10)  Share Purchase Agreement dated as of November 30, 1995 among Sun Healthcare Group, Inc., Columbia
              Health Care Inc. and the Vendors named therein
   2.11(9)   Form of Purchase and Sale Agreement between Sunscript Pharmacy Corporation and Watson Drug Company
   4.1(5)    Fiscal Agency Agreement dated as of March 1, 1994 between Sun Healthcare Group, Inc. and NationsBank of Texas, N.A., as Fiscal Agent
   4.2(6)    Amended and Restated Indenture, dated October 1, 1994, among Sun Healthcare Group, Inc., The Mediplex
              Group, Inc. and Fleet Bank of Massachusetts, N.A. as Trustee
   4.3(6)    Amended and Restated First Supplemental Indenture to Amended and Restated Indenture, dated October 1,
              1994, among Sun Healthcare Group, Inc., The Mediplex Group, Inc. and Fleet Bank of Massachusetts,
              N.A. as Trustee (6 1/2% Convertible Subordinated Debentures due 2003)
   4.4(7)    Form of Rights Agreement, dated as of June 2, 1995, between Sun Healthcare Group, Inc. and Boatmen's
              Trust Company, which includes the form of Certificate of Designations for the Series A Preferred
              Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of Summary of Preferred
              Stock Purchase Rights as Exhibit C

  EXHIBIT
  NUMBER                                            DESCRIPTION OF EXHIBITS
-----------  -----------------------------------------------------------------------------------------------------
   4.5(8)    First Amendment to Rights Agreement, dated as of August 11, 1995, amending the Rights Agreement, dated as of June 2, 1995, between Sun Healthcare Group, Inc. and Boatmen's Trust Company
   5.1(10)   Opinion of Shearman & Sterling regarding legality of securities
  23.1(9)    Consent of Arthur Andersen LLP
  24.4(9)    Powers of Attorney for Andrew L. Turner, Robert D. Woltil, John E. Bingaman, Lois E. Silverman,
              Martin G. Mand and Warren C. Schelling.


------------------------
 (1) Incorporated by reference from exhibits to the Company's Registration Statement (No. 33-90248) on Form S-1.


 (2) Incorporated by reference from exhibits to the Company's Registration Statement (No. 33-62670) on Form S-1.



 (3) Incorporated by reference from exhibits to the Company's Form 10-Q for the quarter ended March 31, 1995.



 (4) Incorporated by reference to the Company's Form 8-K filed April 22, 1995.



 (5) Incorporated by reference from exhibits to the Company's Form 8-K filed March 11, 1994.



 (6) Incorporated by reference from exhibits to the Company's Form 10-Q for the quarter ended September 30, 1994.



 (7) Incorporated by reference from exhibit 5 to the Company's Form 8-A filed June 6, 1995.



 (8) Incorporated by reference from exhibits to the Company's Form 8-A/A-1 filed August 17, 1995.



 (9) Filed herewith.



(10) Previously filed.


ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in the Registration Statement.

    (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses is incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Albuquerque, New Mexico on the 9th day of May, 1997.


                                          SUN HEALTHCARE GROUP, INC.


                                          By: _________________*________________
                                                      Andrew L. Turner
                                                President and Chief Executive
                                                         Officer


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.


          SIGNATURE                                TITLE                               DATE
------------------------------------------------------------------------------  ------------------

              *               Chairman of the Board,
       Andrew L. Turner        President and Chief Executive Officer                   May 9, 1997

              *               Senior Vice President Financial Services and
       Robert D. Woltil        Chief Financial Officer and Director (Principal
                               Financial Officer)                                      May 9, 1997

      WILLIAM C. WARRICK      Vice President, Corporate Controller (Principal
      William C. Warrick       Accounting Officer)                                     May 9, 1997

              *
       John E. Bingaman       Director                                                 May 9, 1997

         Zev Karkomi          Director                                                 May 9, 1997

       Robert A. Levin        Director                                                 May 9, 1997

        Mark G. Wimer         Director                                                 May 9, 1997

       James R. Tolbert       Director                                                 May 9, 1997

              *
      Lois E. Silverman       Director                                                 May 9, 1997

       R. James Woolsey       Director                                                 May 9, 1997

              *
        Martin G. Mand        Director                                                 May 9, 1997

              *
     Warren C. Schelling      Director                                                 May 9, 1997

    *ByWILLIAM C. WARRICK
      William C. Warrick
      (Attorney-in-fact)

                                 EXHIBIT INDEX


  EXHIBIT                                                                                                  PAGE
  NUMBER                                            DESCRIPTION                                           NUMBER
-----------  ------------------------------------------------------------------------------------------  ---------
   2.1(1)    Merger Agreement dated as of February 20, 1995 between DanRae Corporation, Daniel and Rae
              Jacob, Sun Healthcare Group, Inc. and Sunscript Pharmacy Corporation.....................
   2.2(2)    Plan of Reorganization and Merger Agreement by and between Honorcare Corporation, Don A.
              Karchmer, Thomas E. Stewart, John E. Bingaman and James W. Campbell, Sun Healthcare
              Group, Inc. and Sunrise Healthcare Corporation...........................................
   2.3(3)    Agreement and Plan of Merger dated as of April 27, 1995 by and between Golden Care, Inc.,
              Golden Acquisition Corporation and Sun Healthcare Group, Inc.............................
   2.4(3)    First Amendment to Agreement and Plan of Merger dated as of May 4, 1995 by and between
              Golden Care, Inc., Golden Acquisition Corporation and Sun Healthcare Group, Inc..........
   2.5(4)    Agreement and Plan of Merger dated March 30, 1995 by and between Sun Healthcare Group,
              Inc., Sun Acquisition Corporation and CareerStaff Unlimited, Inc.........................
   2.6(4)    First Amendment to Agreement and Plan of Merger dated April 7, 1995 by and between Sun
              Healthcare Group, Inc., Sun Acquisition Corporation and CareerStaff Unlimited, Inc.......
   2.7(3)    Second Amendment to Agreement and Plan of Merger dated May 11, 1995 by and between Sun
              Healthcare Group, Inc., Sun Acquisition Corporation and CareerStaff Unlimited, Inc.......
   2.9(10)   Plan of Reorganization and Merger dated August 15, 1995 by and among Nursing Home
              Consultant Pharmacy, Inc., T. Edward Childress, III, John P. O'Brien, Jr., Sun Healthcare
              Group, Inc., and Sunscript Pharmacy Corporation..........................................
   2.10(10)  Share Purchase Agreement dated as of November 30, 1995 among Sun Healthcare Group, Inc.,
              Columbia Health Care Inc. and the Vendors named therein..................................
   2.11(9)   Form of Purchase and Sale Agreement between Sunscript Pharmacy Corporation and Watson Drug
              Company..................................................................................
   4.1(5)    Fiscal Agency Agreement dated as of March 1, 1994 between Sun Healthcare Group, Inc. and
              NationsBank of Texas, N.A., as Fiscal Agent..............................................
   4.2(6)    Amended and Restated Indenture, dated October 1, 1994, among Sun Healthcare Group, Inc.,
              The Mediplex Group, Inc. and Fleet Bank of Massachusetts, N.A. as Trustee................
   4.3(6)    Amended and Restated First Supplemental Indenture to Amended and Restated Indenture, dated
              October 1, 1994, among Sun Healthcare Group, Inc., The Mediplex Group, Inc. and Fleet
              Bank of Massachusetts, N.A. as Trustee (6 1/2% Convertible Subordinated Debentures due
              2003)....................................................................................
   4.4(7)    Form of Rights Agreement, dated as of June 2, 1995, between Sun Healthcare Group, Inc. and
              Boatmen's Trust Company, which includes the form of Certificate of Designations for the
              Series A Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of Summary of Preferred Stock Purchase Rights as Exhibit C..........................

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  EXHIBIT                                                                                                  PAGE
  NUMBER                                            DESCRIPTION                                           NUMBER
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
   4.5(8)    First Amendment to Rights Agreement, dated as of August 11, 1995, amending the Rights
              Agreement, dated as of June 2, 1995, between Sun Healthcare Group, Inc. and Boatmen's
              Trust Company............................................................................
   5.1(10)   Opinion of Shearman & Sterling regarding legality of securities...........................
  23.1(9)    Consent of Arthur Andersen LLP............................................................
  23.9(10)   Consent of Shearman & Sterling (contained in Exhibit 5.1).................................
  24.4       Powers of Attorney for Andrew L. Turner, Robert D. Woltil, John E. Bingaman, Lois E.
              Silverman, Martin G. Mand and Warren C. Schelling........................................
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 (1) Incorporated by reference from exhibits to the Company's Registration
    Statement (No. 33-90248) on Form S-1.


 (2) Incorporated by reference from exhibits to the Company's Registration
    Statement (No. 33-62670) on Form S-1.



 (3) Incorporated by reference from exhibits to the Company's Form 10-Q for the quarter ended March 31, 1995.



 (4) Incorporated by reference to the Company's Form 8-K filed April 22, 1995.



 (5) Incorporated by reference from exhibits to the Company's Form 8-K filed
    March 11, 1994.



 (6) Incorporated by reference from exhibits to the Company's Form 10-Q for the quarter ended September 30, 1994.



 (7) Incorporated by reference from exhibit 5 to the Company's Form 8-A filed
    June 6, 1995.



 (8) Incorporated by reference from exhibits to the Company's Form 8-A/A-1 filed
    August 17, 1995.



 (9) Filed herewith.



(10) Previously filed.